

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
Ricardo Portugal Alves
Chief Financial Officer
Companhia Paranaense De Energia - Copel
Rua Coronel Dulcidio, 800
80420-170 Curitiba, Parana, Brazil

> **Re:**   **Companhia Paranaense De Energia - Copel**
> **Form 20-F For Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 1-14668**

Dear Mr. Alves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F For Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 47

Liquidity and Capital Resources, page 58

1. Please tell us your consideration of providing a more detailed evaluation of your cash flows generated (used) by operating and financing activities for the years ended December 31, 2010 and 2009 and a discussion of the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations. Refer to Item 5.B.1(b) of Form 20-F.

Item 15. Controls and Procedures, page 88

2. Please disclose whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(d) of Form 20-F.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

3. Please tell us your consideration of disclosing the nature and extent of any significant restrictions (such as those resulting from borrowing arrangements or regulatory requirements) on the ability of subsidiaries and associates to transfer funds to you in the form of cash dividends or to repay loans or advances. Refer to IAS 27.41(d) and IAS 28.37(f). In addition, please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X. To the extent you determine that the condensed financial information required by Rule 12-04 of Regulation S-X is not required, please explain why you provided this information in Note 42 of your financial statements included in Form 20-F for the fiscal year ended December 31, 2009 and the facts and circumstances that have changed since.

Note 16. Investments, page F-47

4. Please confirm that each of your investees applies IFRS or you make appropriate adjustment to the results of your investees such that the equity pickup is compliant with IFRS. In this regard, please tell us what investees have not adopted IFRS and how you were able to adjust their results to IFRS. Assuming all of your investees apply IFRS, tell us how you were able to satisfy yourself that your investees IFRS accounting policies conform with those of Copel. If you were unable to determine whether the method(s) your investees were applying conformed with yours or the relative amount of the difference between investee accounting methods and those applied by you is not material, explain how you were able to apply IAS 28.

Note 16.3.1 Domino Holdings S.A. , page F-49

5. We understand that you own a 45% interest in Domino Holdings S.A. (DOM), that DOM is a jointly controlled entity and that you proportionally consolidate DOM. We also understand that DOM accounts for its 34.75% investment in Sanepar using the equity method. If our understanding is incorrect, please clarify it. Otherwise, please explain

whether you believe you have the ability to significantly influence Sanepar considering your 45% interest in DOM and explain how your ability to influence Sanepar was considered when reflecting on the fact that the investment in Sanepar is ultimately presented in your financial statements using the equity method when your indirect ownership of Sanepar is under 20%. Please be detailed in your analysis.

Note 28. Reserve for Risks, page F-97

6. Please tell us your consideration of disclosing the expected timing of payments for each class of provision. Refer to paragraph 85(a) of IAS 37.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Nicolas Grabar
        Clearly Gottlieb Steen & Hamilton LLP